April 16, 2020

VIA EDGAR

John Stickel
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             South State Corporation
Registration Statement on Form S-4
File No. 333-237214
Request for Effectiveness

Dear Mr. Stickel:

Reference is made to the Registration Statement on Form S-4 (File No. 333-237214) filed by South State Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2020, as amended on April 16, 2020 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m., Eastern Time, on April 20, 2020, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Matthew M. Guest at (212) 403-1341 or MGuest@wlrk.com or Jacob A. Kling at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Guest or Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

SOUTH STATE CORPORATION

		By:	/s/ Robert R. Hill, Jr.
		Name:	Robert R. Hill, Jr.
		Title:	Chief Executive Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz
Jacob A. Kling, Wachtell, Lipton, Rosen & Katz